HARRIS, MERICLE & WAKAYAMA

A Professional Limited Liability Company

A   T   T   O   R   N   E   Y   S      A   T      L   A   W

ANDREI N.J. KREPTUL Email: akreptul@hmwlaw.com	999 THIRD AVENUE, SUITE 3210 SEATTLE, WASHINGTON 98104 FAX (206) 624-8560 (206) 621-1818	Port Townsend Office 213 TAYLOR STREET PORT TOWNSEND, WASHINGTON 98368 FAX (360) 379-9378 (360) 379-9377

VIA EDGAR FILING SUBMISSION

May 21, 2008

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

File No. 000-31100

Dear Ms. Davis:

Our law firm serves as the Corporation’s U.S. counsel in this matter. The Corporation acknowledges receipt of your comment letter dated May 14, 2008 in regards to the above-referenced filing.

Due to the nature of the information that you have asked the Corporation to provide, the Corporation’s move to a new head office location at the end of May and the Corporation’s preparation of its first quarter interim statements due for filing in Canada in mid-June, we respectfully request a 15-business day extension of time to provide the Corporation’s written response to the Commission’s comments. The Corporation will work towards providing its response on or before June 19, 2008. Should it appear that the Corporation’s response will require additional time beyond the 19th, the Corporation will advise you in advance and seek your guidance.  Thank you for your consideration in this matter.

Yours truly,

HARRIS, MERICLE & WAKAYAMA PLLC

Andrei N.J. Kreptul